UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SK Telecom Co., Ltd. (“SK Telecom”) plans to hold a conference call for its 2014 4Q earnings results as follows:

1. Agenda

•	2014 4Q Earnings Results

•	Q&A Session

2. Date and Time

January 29, 2015, 4:00 p.m. (Seoul Time)

3. Place

Conference Room, SK Telecom

4. Participants

Analysts and Institutional Investors

5. Web-casting Audio Service

Real-time access to the call and an archive of the call will be available on SK Telecom’s IR website. The materials for SK Telecom’s conference call will be available on its IR website (www.sktelecom.com) starting from 11:00 a.m. on January 29, 2015 (Seoul time).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name: Soo Cheol Hwang
Title: Senior Vice President

Date: January 23, 2015

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